PRESS RELEASE

NEW HIGH GRADE UNDERGROUND CROSSCUT AT PRAIRIE CREEK

UNDERGROUND DECLINE ADVANCES 210 METERS

Vancouver - October 24, 2006 -- Canadian Zinc Corporation (“TSX-CZN”) is pleased to report that a newly established underground crosscut tunnel has intersected substantial grades and thicknesses of zinc-silver-lead-copper mineralization at its 100% owned Prairie Creek Mine in the Northwest Territories.

The new crosscut was driven to provide internal access to the new decline ramp which is being developed in the 2006 underground exploration program at Prairie Creek. The Crosscut is 37 meters long with the vein intersection occurring twelve meters from its collar.

“Crosscut 870-07 intersected a thick high grade sequence of base metal mineralization,” says Alan Taylor Chief Operating Officer and Vice President of Exploration. “The overall grade of the intersection is calculated at 21.30 % Zinc, 17.02 % Lead, 1.2.% Copper, and 413 gpt (12 oz/t) Silver, over a true thickness of 6.5 meters. The new intersection has demonstrated the further continuity of the high grade vein mineral resource at the Prairie Creek mine.”

CROSSCUT 870-07 RESULTS;

Crosscut 870-07 is located at the end of the present 870 Level underground adit, about 1000 meters from the portal, and 25 meters north of the old crosscut 870-06. The new intersection exposes the vein for over 10 meters and true thickness is calculated to be 6.5 meters. More than 322 tonnes of mineralized material were estimated to have been mined from the crosscut.

“The mineralized exposure in crosscut 870-07 provides further detailed geological information of the vein system at Prairie Creek” says Alan Taylor. “Evaluation of this vein intersection will also assist in further determining future mining methods, mine planning and geotechnical studies.”

Detailed samples of the vein were collected from both the north and south walls of the new crosscut. The wall samples from the crosscut were crushed and split to 3 kilogram representative proportions and shipped to Acme Analytical Labs in Vancouver for multi-element assay by ICP-ES analysis. Fire Assay for Ag values >50 gpt is pending. Standards, duplicates and blanks were inserted and included in the analysis. Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Wall Samples from 870-07 crosscut:

NORTH WALL
Location	From(m)	To(m)	Int (m)	Copper %	Lead %	Zinc %	Silver gpt
XC-007N	12.0	14.0	2.0	0.016	0.11	0.31	5
XC-007N	14.0	16.0	2.0	0.025	0.13	1.07	6
XC-007N	16.0	17.0	1.0	0.498	13.91	12.69	326
XC-007N	17.0	18.0	1.0	0.916	28.17	37.66	466
XC-007N	18.0	19.0	1.0	1.290	20.91	34.88	493
XC-007N	19.0	20.5	1.5	1.185	26.32	25.35	481
XC-007N	20.5	21.5	1.0	0.999	24.59	42.46	485
XC-007N	21.5	23.5	2.0	0.158	5.27	9.33	109
XC-007N	23.5	24.5	1.0	0.592	17.13	9.75	368
XC-007N	24.5	26.0	1.5	0.570	20.38	9.74	302
XC-007N	26.0	28.0	2.0	0.018	0.45	1.08	9
Total Interval	12.0	28.0	16.0	0.460	11.67	13.35	223
Vein Sampled Interval	16.0	26.0	10.0	0.724	18.53	20.87	353

SOUTH WALL
Location	From(m)	To(m)	Int (m)	Copper %	Lead %	Zinc %	Silver gpt
XC-007S	11.0	13.0	2.0	1.271	12.45	23.55	344
XC-007S	13.0	14.5	1.5	0.487	11.39	10.75	206
XC-007S	14.5	15.5	1.0	0.429	11.88	31.02	189
XC-007S	15.5	16.5	1.0	0.911	15.45	44.22	307
XC-007S	16.5	17.5	1.0	1.471	18.51	32.75	453
XC-007S	17.5	18.5	1.0	9.332	30.41	13.49	2100
XC-007S	18.5	19.5	1.0	0.374	18.89	13.76	272
XC-007S	19.5	20.5	1.0	0.140	10.15	7.91	168
XC-007S	20.5	22.5	2.0	0.053	3.28	2.73	48
Total Interval	11.0	22.5	11.5	1.394	13.38	18.42	398
Vein Sampled interval	11.0	20.5	9.5	1.677	15.50	21.72	472

To obtain an overall grade comparison and dilution test, samples were also taken from the rounds excavated through the vein, including the footwall and hangingwall material. After remixing the material twice an estimated 20 kg of representative material were collected from each round. This material was subsequently crushed to <1 cm, split into 2kg samples and forwarded to the lab for analysis. Round 1, 2 and 3 came from the vein area which was wall sampled as above. The Round samples analysed as follows:

Round Samples from 870-07 Crosscut:

	Est. tonnes	Vein Tonnes	Copper %	Lead %	Zinc %	Silver gpt
Round 1	63.00	63.00	0.417	9.81	12.07	162
Round 2	138.00	138.00	0.720	22.75	26.51	354
Round 3	121.00	121.00	0.302	12.54	14.07	177
Round 4	78.00	-	0.261	9.00	8.78	136
Round 5	75.00	-	0.325	4.73	3.05	131
Total (tonne weighted 1,2,3)		322.00	0.504	16.38	19.01	250

The average grade from the wall sampling compares very closely with that of the combined grades of the first three rounds, apart from the very high copper and Ag grades occurring in one sample from the South wall which graded 9.3 % copper and 2100 gpt Ag (awaiting fire assay). The comparison is as follows:

	Copper %	Lead %	Zinc %	Silver gpt
Average from N & S walls	1.201	17.02	21.30	413
Average from 3 rounds	0.504	16.38	19.01	250

UNDERGROUND DEVELOPMENT- Decline Advances 210 Meters:

At present there are over five kilometers of underground development at the Prairie Creek mine, accessed at 3 levels, namely the 970 Level, 930 Level and 870 Levels. A new decline tunnel is currently being excavated from the end of the 870 Level. The 870 Level is about 1000 meters long, tracked for its full length and is the lowest level developed in the mine to date. This 3.2 x 3.2 meter tunnel is being driven at a -15% grade decline and is now established for over 210 meters from the ramp collar.

When completed the decline ramp will provide access from which to establish multiple underground drill stations to further define and delineate the known mineral resource, and in addition, explore for new deposits. Three diamond drill stations have been established so far along this ramp.

Canadian Zinc has historically been successful, through surface diamond drilling, in exploring and expanding the projected vein resource, as it continues both along strike and at depth away from the existing mine workings. The vein resources remain open ended to the north. In addition, a second style of mineralization, termed stratabound, which is hosted in proximal horizons to the vein was discovered at a lower level. The horizon for stratabound material remains mostly untested at depth.

The surface exploration holes were widely spaced due to steep topography which restricted where drill pads could be established. The underground program now being undertaken will establish closer spaced holes (50 meter spacing) in order to upgrade the confidence level in these resources and will provide access to explore for stratabound mineralization.

Procon Mining and Tunnelling Ltd., of Burnaby B.C. is the contractor for the underground development. Advanced Drilling Ltd., a subsidiary of Cabo Drilling Corp., is sub-contracted to perform the underground drilling.

For the year 2006 it is planned to advance the decline a total of about 400 meters and the underground drilling is expected to continue through year end.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com

PRESS RELEASE

FOR IMMEDIATE RELEASE

EXPLORATION DRILLING INTERSECTS HIGH GRADE MINERALIZATION FIVE KILOMETERS SOUTH OF PRAIRIE CREEK MINE SITE

Vancouver - November 2, 2006 -- Canadian Zinc Corporation (“TSX-CZN”) is pleased to report that surface exploration diamond drilling, which took place during summer 2006, has returned significant grades of base metal mineralization in Zone 8, located five kilometers south of the Company’s 100% owned Prairie Creek zinc-silver-lead-copper mine in the Northwest Territories.

“This limited test of Zone 8 returned some remarkable grades from the vein structure and again confirms the continuation of the Prairie Creek vein system five kilometers south of the mine.” said Alan Taylor, V.P. Exploration and C.O.O.

2006 Surface Exploration Diamond Drill Program

The 2006 drill program focused on Zone 8 where historical trenching completed during the 1980’s exposed a base metal bearing vein over 250 meters in length. The limited drill program tested shallow undercuts of the vein along 200 meters of strike length. The vein structure was intercepted in all completed holes. The completed holes assayed as follows:

	Approx. Collar	Hole	From (m)	To (m)	Length (m)	Pb %	Zn %	Ag gpt	Cu %
Hole Number	Section N (m)	Dip (°)
PC06-163	44535	-45	17.37	20.65	3.28	5.79	6.35	125	0.101
PC06-164	44636	-75	27.90	32.00	4.10	4.13	9.75	91	0.149
PC06-165	44636	-50	21.15	22.1	0.95	2.64	6.42	50	0.058
PC06-166	44636	-90	47.48	53.95	6.47	7.08	7.86	112	0.171
Includes	44636	-90	47.48	50.9	3.42	10.63	8.69	141	0.205
PC06-167	44583	-45	23.22	28.08	4.86	10.26	8.64	166	0.164
Includes	44583	-45	23.22	25.92	2.7	18.36	14.88	297	0.291
PC06-170	44535	-75	32.84	42.97	10.13	6.26	8.94	113	0.178
Includes	44535	-75	32.84	35.99	3.15	10.39	14.32	173	0.265
Includes	44535	-75	40.82	42.97	2.15	13.34	16.21	257	0.381
PC06-171	44486	-50	12.8	19.23	6.43	6.42	12.67	153	0.216
Includes	44486	-50	15.54	18.98	3.44	9.69	20.65	191	0.356
PC06-172	44486	-75	24.04	32.08	8.04	3.74	21.19	73	0.167
Includes	44486	-75	28.02	32.08	4.06	5.56	35.05	124	0.286

The vein exposure in Zone 8 is located at the top of a mountain 330 meters above valley floor and accessible drill pads could only be located immediately adjacent to the trench. Intense weathering and poor recovery were encountered in all holes. Holes 162 and 168 were not completed to target and Hole 169 had zero recovery in target area due to drilling problems.

The drill core samples were cut by diamond saw and shipped to Acme Analytical Labs in Vancouver for multi-element assay by ICP-ES analysis. Fire Assay for Ag values >50 gpt is pending. Standards, duplicates and blanks were inserted and included in the analysis.

Exploration Potential

“Canadian Zinc recognizes that the Prairie Creek mine property is under explored and believes that the current mineral resource can be substantially enhanced through further exploration and that the property offers excellent opportunity for new discoveries.” said Mr. Taylor.

The existing mineral resource at Prairie Creek has been defined on three of twelve mineralized zones, typically veins containing zinc, lead, copper with significant silver grades, which have been identified on surface along the Prairie Creek geological structure, and which have been traced for over 16 kilometers along the Company’s 7400 hectare property. In addition to the vein mineralization, stratabound mineralization has also been intersected in zones 4, 5 and 6 over a strike length of more than 3 kilometers, but detailed drill exploration for stratabound mineralization has only taken place in Zone 3 over a strike length of one kilometer.

Zones 5, 6, 7 and 8 are located in a 10 kilometer long semi-continuous pattern extending south from the minesite. These include the original Prairie Creek discovery zone, now called Zone 5, where a high grade vein is exposed in the bank at Prairie Creek and Zones 7 and 8 which both include underground workings and extensive trenches on vein material. Historically reported trench results from Zone 8 include a vein 1.9 meters wide grading 15.9% zinc, 15% lead and 230 gms per tonne silver over 267 meters strike length. Zone 8 has also been explored by over 400 meters of underground workings.

“Despite some logistical and drilling challenges the results from Zone 8 are very encouraging and the mineralization is very similar to that vein at the Prairie Creek mine itself.” said Alan Taylor“We do not yet know the dimensions, depth or extent of the mineralization in Zone 8 and this will be followed up next season.”

The Company was granted a drilling Land Use Permit in May 2006 that will allow exploration drilling throughout the Prairie Creek Property over the next five years.

Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com  Website:  www.canadianzinc.com

PRESS RELEASE

FOR IMMEDIATE RELEASE
TSX Symbol: CZN

Canadian Zinc Corporation Announces $10 Million Private Placement

Toronto - November 7, 2006 - Canadian Zinc Corporation (TSX:CZN) is pleased to announce it has entered into an engagement agreement with Northern Securities Inc. (“Northern”), as lead underwriter on behalf of an underwriting syndicate, to raise gross proceeds of $10,000,000 consisting of $3,000,000 in Units and $7,000,000 in Flow-Through Shares, on a firm underwriting basis, subject to certain conditions. The underwriting syndicate led by Northern includes Canaccord Adams and Octagon Capital Corporation.

The Flow-Through Shares are priced at $1.15 per share. The Units are priced at $0.90 per Unit, with each Unit consisting of one common share and one-half share purchase warrant. Each full warrant is exercisable to purchase one common share at a price of $1.15 per share for a period of two years.

Completion of the private placement is subject to certain conditions, including approval by the Toronto Stock Exchange and other regulatory agencies. The financing is anticipated to be completed on or before November 28, 2006. The underwriters will be paid a commission fee of 7% in cash and will be issued broker warrants equal to 7% of the Units sold in the offering and 7% of the Flow-Through Shares sold in the offering. Each broker unit warrant is exercisable at $0.93 into one broker unit consisting of one common share and one half warrant, with each whole warrant exercisable at $1.15 for a period of two years. Each broker flow through warrant is exercisable into one common share at $1.15 for a period of two years.

The proceeds from the private placement will be added to the Company’s working capital and used for the exploration and development of the Prairie Creek Mine Project and general corporate purposes, including other possible property acquisitions.

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Canadian Zinc Corporation trades on the Toronto Stock Exchange under the symbol “CZN” and currently has 95,078,135 common shares issued and outstanding.

Cautionary Statement - Forward Looking Information:

This press release contains forward-looking information. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com  Website:  www.canadianzinc.com

PRESS RELEASE

FOR IMMEDIATE RELEASE
TSX Symbol: CZN

CANADIAN ZINC REPORTS THIRD QUARTER RESULTS
SOLID PROGRESS AND POSITIVE EXPLORATION RESULTS AT PRAIRIE CREEK MINE
FINANCING INCREASED TO $13 MILLION

Toronto - November 14, 2006 - Canadian Zinc Corporation (“TSX-CZN”) reports the filing of its unaudited financial statements for the period ended September 30, 2006. The Company recorded losses of $38,749 and $520,041 for the quarter and nine months ended September 30, 2006, compared to losses of $87,923 and $1,834,149 in the corresponding periods in 2005. During the first nine months of 2006 the Company expended $4,636,100 on exploration and development on the Prairie Creek property.

This press release should be read in conjunction with the unaudited financial statements and notes thereto, and Management’s Discussion & Analysis, for the quarter ended September 30, 2006 available on SEDAR at www.sedar.com

Solid Progress and Positive Exploration Results at Prairie Creek Mine:

The Prairie Creek mine site was reopened in mid-May. The 2006 program involved up to 60 employees and contractors, at its peak, and proved to be the most extensive work programme since the mine was built. Procon Mining and Tunnelling Limited of Burnaby, B.C. was contracted to undertake the underground exploration and development program. The underground program involves the driving of approximately 400 metres of new decline tunnel and up to 10,000 metres of underground exploration diamond drilling. As previously reported, a new cross-cut tunnel intersected a thick high grade sequence of zinc-silver-lead-copper mineralization which demonstrated the further continuity of the high grade vein mineral resource. The overall grade of the intersection was calculated at 21.3% zinc, 17.02% lead, 1.2% copper and 413 gpt (12 oz/t) silver, over a true thickness of 6.5 metres.

Metallurgical studies were initiated and a large bulk sample was excavated and shipped to SGS Lakefield Laboratories for detailed testing. Engineering studies associated with the access road were completed. Ongoing site care and maintenance and environmental monitoring activities and training programs were also carried out.

A surface exploration program involving the diamond drilling of eleven holes was undertaken on Zone 8 located five kilometres from the Prairie Creek mill site. As previously reported, all eight completed holes intersected vein mineralization, with significant grades of zinc, lead and silver, and confirmed the continuation of the Prairie Creek vein system five kilometres south of the mine.

Plans for the remainder of 2006 involve continuing the Company’s exploration program on the Prairie Creek property, including the ongoing underground decline and underground drilling program, which will continue through year-end.

$13 Million Private Placement Financing:

At September 30, 2006 Canadian Zinc held cash and deposits of $21.7 million. Subsequent to the end of the quarter the Company entered into an underwritten private placement financing to raise $10 million. As a result of investor interest and demand this financing has been increased to gross proceeds of $13 million, consisting of $5 million in Units and $8 million in Flow-Through Shares. The Flow-Through Shares are priced at $1.15 per share. The Units are priced at $0.90 per Unit, with each Unit consisting of one common share and one-half share purchase warrant. Each full warrant is exercisable to purchase one common share at a price of $1.15 per share for a period of two years.

Completion of the private placement is subject to certain conditions, including approval by the Toronto Stock Exchange and other regulatory agencies. The financing is anticipated to be completed on or before November 28, 2006. The financing will place the Company in a strong financial condition to carry out its ongoing exploration and development programs as it moves the Prairie Creek mine towards production.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tones (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains forward-looking information. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com  Website:  www.canadianzinc.com

Not for dissemination in the United States or through U.S. newswires

PRESS RELEASE
FOR IMMEDIATE RELEASE
TSX Symbol: CZN

$13 MILLION FINANCING COMPLETED
PROGRAMS AT PRAIRIE CREEK TO CONTINUE THROUGHOUT WINTER

Toronto - November 24, 2006 - Canadian Zinc Corporation (“TSX-CZN”) is pleased to report it has closed the previously announced financing to raise gross proceeds of $13 million.

The financing, which was led by Northern Securities Inc., was underwritten by Northern Securities Inc., Canaccord Adams and Octagon Capital Corporation, and was placed with Canadian institutional and private client investors.

The proceeds of $13,000,000 consisted of $5,000,000 in Units (5,555,555 Units) and $8,000,000 in Flow-Through Shares (6,956,522 shares). The Flow-Through Shares were priced at $1.15 per share. The Units were priced at $0.90 per Unit, with each Unit consisting of one common share and one-half share purchase warrant. Each full warrant is exercisable to purchase one common share at a price of $1.15 per share until November 23, 2008.

The underwriters were paid a commission of 7% in cash and were issued broker warrants equal to 7% of the Units sold in the offering and 7% of the Flow-Through Shares sold in the offering. Each broker unit warrant is exercisable at $0.93 into one broker unit consisting of one common share and one half warrant, with each whole warrant exercisable at $1.15 until November 23, 2008. Each broker flow through warrant is exercisable into one common share at $1.15 until November 23, 2008.

The securities issued in connection with the financing are subject to a hold period and may not be traded until March 24, 2007, except as permitted by Canadian securities legislation.

Following the financing Canadian Zinc has 107,590,212 shares issued and outstanding.

$32 Million in Cash

At September 30, 2006 Canadian Zinc held cash and deposits of $21.7 million and following closing of the financing the Company now has cash and deposits of approximately $32 million placing the Company in a strong financial condition to carry out its ongoing exploration and development programs as it moves the Prairie Creek mine towards production.

Operations at Prairie to Continue Throughout Winter

The ongoing programs at Prairie Creek minesite continue at full pace with good progress Driving of the new underground decline tunnel has now advanced over 300 metres and it is expected that it will reach the planned target of 400 metres of development by year end.

Five underground diamond drilling stations have now been established at various intervals along the decline and underground diamond drilling is ongoing. A total of 10,000 metres of underground drilling is planned in the current phase.

The Company has decided to maintain the current operations and programs at Prairie Creek minesite throughout the coming winter season with only a short Christmas Holiday break. This is the first time in many years that the minesite will be kept open throughout the year. It is expected that the current phase of underground drilling will continue throughout the first quarter of 2007.

Acho Camps and Catering Ltd. a subsidiary of Beaver Enterprises Limited, which is the economic development arm of the Acho Dene Koe First Nation of Fort Liard (part of the Dehcho First Nations), is the contractor for the camp catering and camp maintenance at the Prairie Creek mine. The camp facilities have been upgraded to support year round activity. Procon Mining and Tunnelling Ltd., of Burnaby B.C. is the contractor for the underground development and Advanced Drilling Ltd., a subsidiary of Cabo Drilling Corp., is the contractor for the underground drilling.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tones (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information

This press release contains forward-looking information. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com  Website:  www.canadianzinc.com